Exhibit 99.4

Premium Resources Announces New Strategic Investor Group, Non-Brokered Equity Financing of Up to C$36MM, Equity Settlement of C$20.8MM of Debt, and Leadership Change

Toronto, Ontario--(Newsfile Corp. - February 18, 2025) - **Premium Resources Ltd. (TSXV: PREM) (OTC Pink: PRMLF)** (**"PREM"** or the "**Company**") is pleased to announce a significant refinancing, including the introduction of a new strategic investor group led by a lead order from Frank Giustra, Andrew Bowering and Mathew August and the provision of Fiore management group services, and incoming new CEO, Morgan Lekstrom.

The Company also announces the deleveraging of its balance sheet with the conversion of its term loan debt into equity with support from its lender and largest shareholder, EdgePoint Investment Group Inc. ("**EdgePoint**"). This restructuring and capitalization under new leadership creates a clear path forward for maximizing the potential value of the Company's permitted Selebi and Selkirk properties, and positions the Company as a vital source of critical minerals. The Company's assets are located in Botswana, a politically stable and Tier 1 mining friendly country.

Highlights include:

- ***Strategic Investor*** - Frank Giustra and the Fiore Group to join the Company as strategic advisors to the Company.
- ***Equity Financing*** - A non-brokered private placement financing of up to 120,000,000 units at C$0.30 per unit with a half warrant exercisable at C$0.55 per share over a three-year term for proceeds of up to C$36 million (the "**Private Placement**") to recapitalize the Company.
- ***Debt Conversion*** - Cymbria Corporation ("**Cymbria**"), an affiliate of EdgePoint, has agreed to settle the Company's C$20,882,353 term loan in exchange for 69,607,843 units at C$0.30 per unit, each such unit comprised of one common share and one warrant, each such warrant having a three-year term with an exercise price of C$0.40.
- ***Appointment of a new Chief Executive Officer*** - On closing of the financing, Morgan Lekstrom will lead the Company as Chief Executive Officer through its next phase of growth. Mr. Lekstrom will also join the board of directors of the Company (the "**Board**").
- ***Board of Directors***- Paul Martin will transition from his role as interim CEO to Chairman of the Board.
- ***Strategic Advisor US markets*** - The Company has agreed to engage Mr. Mathew August as Strategic Advisor on US Capital Markets & Department of Defense Relations.

Upon completion of the Private Placement and the Debt Conversion, the Company will have successfully deleveraged its balance sheet and strengthened its management team with accomplished mining professionals. This positions the Company to pursue a more significant strategic direction, including evaluating both the Selebi and Selkirk past producing mines for their potential to become an integral part of the larger critical metals supply chain. This new strategic direction includes a review of all opportunities to maximize the revenue potential of the two past producing mines as well the overall size potential and expansion for each. Additionally, the existing economic development zone at Selebi-Phikwe offers economic incentives, including future permitting acceleration to potentially support this direction.

The Company will also be able to assess the broader mineral potential at both Selebi and Selkirk, including drill testing the deeper borehole electromagnetic plates ("**BHEM**") that have been identified but not yet tested. The Company is also evaluating the use of proven technologies, including muon technology developed by IDEON Technologies, to assess the overall geological potential and to compliment the identification of the BHEM plates and help focus future drilling programs.

Frank Giustra, Strategic Investor, commented: "Having witnessed the dedication of our team and assessed the substantial value of this asset package, particularly in what I consider a Tier 1 jurisdiction, it became evident to me that it is significantly undervalued compared to industry peers. The team's vision, which highlights exciting near-term catalysts, resonated strongly with me. Its prime location in Africa is set to capture the interest of larger companies and strategic investors alike. The forthcoming execution plan represents a promise of immediate value. With Morgan and I spearheading efforts from debt restructuring to setting the new strategic direction and securing capital, I'm pleased to support him as the CEO in this company's next phase. Additionally, I am joining as a strategic advisor."

Paul Martin, interim CEO and incoming Chairman of the Board, commented: "We are very excited to welcome Frank Giustra, Andy Bowering, Michael Murphy, and Mathew August as strategic partners. I am encouraged that such high calibre individuals are joining the Company and I take their involvement as further confirmation of the potential of our Botswanan assets. After working closely with Morgan for the past three months to restructure the Company's debt, develop a new and robust strategic direction for the Company, and now to put the capital injection in motion, it became abundantly clear to me that he was the best individual to lead Premium through its next growth phase."

Morgan Lekstrom, incoming Chief Executive Officer, commented: "I'm honored to take on this role at such a crucial time for the Company. Collaborating with Paul and the team in recent months has been a privilege. Sean Whiteford's expertise and deep understanding of the project have been instrumental in setting the stage for transforming the Company. With a proven track record in exploration and resource definition, we are proceeding through a careful and phased strategy to develop the Selebi and Selkirk assets, aiming to establish a strategically located and sustainable global supply of critical metals. Supported by established infrastructure, a transparent permitting framework, and a robust partnership with Botswana's new government, the Company will be well-positioned, once recapitalized, to make the strategic decisions and investments necessary to propel these projects forward."

*Mr. Lekstrom continue*d: "As CEO, I am dedicated to strengthening our management team, establishing strong financial controls, and directing capital towards immediate opportunities that enhance value. As we grow the Company during this phase, I will be seeking the next leader to steer us through a more extensive expansion. I am committed to maintaining a clear and transparent approach while working with our current, past, and future shareholders to ensure active communication with the market. I encourage every shareholder to reach out to the Company, myself, and our team at any time."

Management and Board of Directors

Effective on closing of the Private Placement, Morgan Lekstrom will hold the position of Chief Executive Officer of PREM. Mr. Lekstrom has a diverse background and an established track record of delivering successes, including most recently, the successful building of NexGold Mining Corp, creating a near term development company with a clear path to building two new Canadian gold mines. This was accomplished through deleveraging and restructuring debt, setting a new strategic direction for the company through multiple back-to-back mergers / acquisitions of Blackwolf Copper and Gold Ltd. and Treasury Metals Inc., and then Signal Gold Inc. in 2024. Mr. Lekstrom has held senior technical roles with experience at Freeport McMoran's Grasberg site in Indonesia and Rio Tinto's Oyu Tolgoi Project in Mongolia. He has direct African experience though his role with Golden Star Resources in supporting the redevelopment of an underground mine in Ghana, West Africa. Mr. Lekstrom has also served as engineering manager at Sabina Gold & Silver Corp., where he was responsible for the first phases of execution at the Back River Marine Laydown Project.

Mr. August has agreed to join the Company as Strategic Advisor on US Capital Markets & Department of Defense Relations. Mr. August is Executive Chairman of Atlas Capital Partners a New York, NY based single family office investment firm and merchant bank who has 15+ years of experience in long term investing, advising and growing businesses in the venture capital, private equity and public equities sectors on transactions across a variety of industries including defense, technology and strategic natural resources. Mr. August was a legacy private equity investor in the successful equity raise of $17.25MM USD in April 2022 for PREM and the concurrent acquisitions of these assets as well as participating in multiple equity financings of the Company since going public, including this $25MM USD equity financing round.

The Company will continue to leverage the strengths of the current PREM management team, which brings valuable knowledge and experience gained over many years of exploration and technical studies on the Selebi and Selkirk assets, supplemented by the vision of Frank Giustra. This includes strengthening both the board of directors and management team, which will define the Company's path forward.

Private Placement

The Company intends to complete a private placement financing of up to 120,000,000 units of the Company at a price of C$0.30 per unit for aggregate gross proceeds of up to C$36 million (the "**Private Placement**"). Tri View Capital Ltd. is acting as a finder in connection with the Private Placement.

Each unit will consist of one common share and one-half of one warrant. Each warrant will entitle the holder to acquire one additional common share at a price of C$0.55 per share for a period of 36 months following the date of issuance.

The Company will have the option to increase the Private Placement by offering up to an additional 60,000,000 units, on the same terms. If the additional units are sold in full, the Private Placement will be comprised of a total of 180,000,000 units for aggregate gross proceeds of C$54 million.

The net proceeds of the Private Placement are expected to be used by the Company to advance the exploration and development of its mineral assets in Botswana and for general corporate and working capital purposes.

The Private Placement is expected to close in early March, 2025 and remains subject to the receipt of all necessary approvals, including the approval of the TSX Venture Exchange (the "**Exchange**"). The closing of the Private Placement is conditional upon a binding commitment for the completion of the Debt Conversion.

The Company has agreed to issue to Tri View Capital Ltd. 4,000,000 common shares at an issue price of C$0.30 per share for its services as finder in connection with the Private Placement, subject to Exchange approval.

All securities issued under the Private Placement will be subject to a hold period of four months plus one day from the date of issuance in accordance with applicable Canadian securities laws and the policies of the Exchange.

Debt Conversion

The Company and Cymbria have entered into a debt settlement agreement pursuant to which the Company has agreed to issue to Cymbria an aggregate of 69,607,843 units ("**Settlement Units**") at a deemed issue price of C$0.30 in full satisfaction of the C$20,883,224 principal amount outstanding under the term loan previously advanced by Cymbria to the Company (the "**Debt**"), with the accrued interest to be settled in cash. Each Settlement Unit will consist of one common share and one common share purchase warrant (each, a "**Settlement Warrant**"). Each Settlement Warrant will entitle the holder to acquire one additional common share at a price of C$0.40 per common share for a period of 36

months following the date of issuance. The Debt Conversion is expected to close following completion of the Private Placement and is conditional on completion of the Private Placement and remains subject to the receipt of all necessary approvals, including the approval of the Exchange including approval of the disinterested shareholders of the Company. The terms of the Debt Conversion were determined as a result of arm's-length negotiations between the Company, the Advisors (as defined below) and Cymbria.

The Debt was borrowed pursuant to a commitment letter dated June 12, 2023, among the Company, Cymbria Corporation, and each of the Company's subsidiaries, as amended by a first and second amended and restated commitment letter dated June 28, 2023 and December 3, 2023, respectively (together, the "**Commitment Letter**"). Pursuant to the Commitment Letter, the debt accrued interest at the rate of 10% per annum and had a maturity date of June 28, 2026 and was secured by a pledge of all the shares of the Company's subsidiaries and other security customary for a loan of this nature. Pursuant to the terms of the debt settlement agreement, Cymbria has agreed to the release and discharge of all guarantees and security previously granted to Cymbria upon the issuance of the Settlement Units in full. By issuing the Settlement Units, the Debt will be fully extinguished so that the Company may preserve its cash and improve its financial position to meet its obligations and fund future operations. The Debt Conversion is expected to significantly reduce the Company's balance sheet debt and improve its future debt repayment profile.

EdgePoint is expected to become a Control Person of the Company (as such term is defined in the policies of the Exchange) as a result of the Debt Conversion and the Company will therefore be required to obtain disinterested shareholder approval under the policies of the Exchange. The Company will seek approval from disinterested shareholders by way of consent resolution.

Prior to the Debt Conversion, EdgePoint held 20,882,353 common shares and 13,716,307 warrants or 11.2% of the outstanding shares (18.6% on a partially diluted basis assuming conversion of warrants). After giving effect to the Debt Conversion, and assuming completion of the Private Placement, EdgePoint will hold 93,490,196 common shares and 83,324,150 warrants or 23.83% of the outstanding shares (37.18% on a partially diluted basis).

The investor rights agreement previously entered into between the Company and EdgePoint will be amended upon the closing of the Debt Conversion including to increase EdgePoint's director nomination right from one director of the Company to two directors and to provide EdgePoint with certain information and registration rights, provided in each case that EdgePoint meets certain equity ownership thresholds and satisfies certain other conditions, and a "right to place" securities proposed to be sold by EdgePoint in favour of the Company in certain circumstances.

All securities issued under the Debt Conversion will be subject to a hold period of four months plus one day from the date of issuance in accordance with applicable Canadian securities laws and the policies of the Exchange.

Advisory Services Agreements

The Company also announces that it has entered into an advisory services agreement with each of Fiore Management and Advisory Corp. ("**Fiore**") and Bowering Projects Ltd. ("**Bowering**" and together with Fiore, the "**Advisors**"), pursuant to which the Advisors agreed to provide the Company with advisory services including assistance with the identification of a new CEO, the Debt Conversion, and Company strategy. The Advisors will continue to provide such services on an ongoing basis, as applicable, until June 30, 2025 (the "**Advisory Agreements**").

Pursuant to the Advisory Agreements, the Company agreed to issue 9,000,000 Shares to Fiore and 3,750,000 Shares to Bowering (collectively, the "**Advisory Shares**") at a deemed price per share of C$0.30 as consideration for their services. The issuance of the Advisory Shares is subject to approval of the Exchange including receipt of disinterested shareholder approval, which the Company will be seeking by way of consent resolution.

All Advisory Shares will be subject to contractual resale restrictions for a 12 month period, which period will run concurrently with the four month hold period required under applicable Canadian securities laws.

MI 61-101 Disclosure

EdgePoint is (i) a "related party" of the Company by virtue of having beneficial ownership of, or control or direction over, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all of the Company's voting securities, and (ii) an affiliated entity of Cymbria Corporation and, as such, the Debt Conversion is considered to be a "related party transaction" of the Company for purposes of MI 61-101.

The Company may, however, complete the Debt Conversion in reliance on exemptions available under MI 61-101 from the formal valuation and minority approval requirements of MI 61-101. Specifically, the Debt Conversion is exempt from the formal valuation requirement in Section 5.4 of MI 61-101 in reliance on Section 5.5(b) of MI 61-101 as the Company is not listed on a specified market within the meaning of MI 61-101. Additionally, the Debt Conversion is exempt from the minority approval requirement in Section 5.6 of MI 61-101 in reliance on Section 5.7(1)(a) of MI 61-101 as (i) the Company is in a situation of serious financial difficulty, (ii) the Debt Conversion is designed to improve the financial position of the Company, (iii) the circumstances described in Section 5.5(f) of MI 61-101 are not applicable, (iv) the Company's board of directors and independent directors (as such term is defined in MI 61-101) have, acting in good faith, determined that the Company is in serious financial difficulty and the Private Placement and Debt Conversion will improve its financial position, and that (i) and (ii) apply and the terms of the Debt Conversion are reasonable in the circumstances of the Company, and (v) there is no other requirement, corporate or otherwise, to hold a meeting to obtain any approval of the Company's shareholders. Further, the Company did not file a material change report more than 21 days before entering into the Debt Settlement Agreement as the details of the Debt Conversion had not been finalized, and the Company needs to execute these recapitalization transactions wished to enter into the Debt Settlement Agreement on an expedited basis given its current financial situation and need for liquidity.

The directors of the Company entitled to vote thereon have unanimously approved the Debt Conversion. As part of their deliberations, the board considered the financial position of the Company, the requirement for a binding commitment for the Debt Conversion to occur in order to consummate the Private Placement, and the objectives of both the Private Placement and the Debt Conversion (collectively, the "**Recapitalization Transactions**"), as well as the criteria and conditions with respect to the financial hardship exemptions described herein. The Recapitalization Transactions are necessary for the Company to relieve its current condition of financial hardship, resulting from an unsustainable total debt level and pressing liquidity deficit. It will achieve a significant deleveraging of the Company, reducing total debt by over C$20 million.

No U.S. Registration

The foregoing securities being offered have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons or persons in the United States, absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About Premium Resources Ltd.

PREM is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana.

On behalf of the board of directors:

Paul Martin
Director and Interim Chief Executive Officer
Premium Resources Ltd.

For further information about Premium Resources Ltd., please contact:

Jaclyn Ruptash
Vice President, Communications and Government and Investor Relations
+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements

This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-Looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this news release and include without limitation, statements regarding discussions of future plans, estimates and forecasts and statements as to management's expectations and intentions with respect to, among other things: the timeline of the foregoing transactions and changes to management; the securities offered under the Private Placement; the securities issuable pursuant to the Debt Conversion and Advisory Agreements; the use of proceeds from the Private Placement; the Company's intention to complete the Debt Conversion; changes to the Company's board of directors and appointment of Mr. Lekstrom as CEO; EdgePoint becoming a Control Person of the Company; the anticipated benefits of the Private Placement, Debt Conversion and changes to the Company's management team, the timing of and nature of the amended terms of the investor rights agreement previously entered into between the Company and EdgePoint; and the Company's operational plans and strategy.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things: delays in obtaining or failure to obtain required regulatory approvals for the Private Placement, Debt Conversion, and issuance of Advisory Shares; that the Company will not be able to obtain disinterested shareholder approval for the issuance of the Advisory Shares and creation of a new Control Person; market uncertainty and the inability of the Company to raise the anticipated proceeds under the Private Placement or complete the Debt Conversion on the timeline currently anticipated, or at all; that the Debt Conversion, Private Placement and related transactions will not improve the Company's operations, financial position or ability to execute its future plans as expected; that Mr. Lekstrom will not be appointed as CEO; and that the Company will not be able to use the proceeds of the Private Placement as currently anticipated.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that the Company will complete the Debt Conversion and Private Placement on the terms and timeline currently anticipated by management; that the Company will use the proceeds of the Private Placement as currently anticipated; that the Debt Conversion, Private Placement, and changes to the Company's management team will benefit the Company's operations and financial position as currently anticipated by management; that the Company will receive disinterested shareholder approval of the issuance of the Advisory Shares and creation of a new Control Person, being EdgePoint; and that the Company will obtain the required

regulatory approvals for the Private Placement, Debt Conversion, and issuance of Advisory Shares on the timeline currently expected.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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